UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The New York Times Company

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

650111107

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

           * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 650111107	Schedule 13G	Page 2 of 13

1	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Emigrant Portfolio Management Company, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power 3,491,400

	6	Shared Voting Power 0

	7	Sole Dispositive Power 3,491,400

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,491,400 (See Items 4 and 7 below)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 2.43%

12	Type of Reporting Person (See Instructions) CO

CUSIP: 650111107	Schedule 13G	Page 3 of 13

1	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Emigrant Bank

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power 3,800,000

	6	Shared Voting Power 0

	7	Sole Dispositive Power 3,800,000

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,800,000 (See Items 4 and 7 below)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 2.64%

12	Type of Reporting Person (See Instructions) BK

CUSIP: 650111107	Schedule 13G	Page 4 of 13

1	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Emigrant Bancorp, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power 3,800,000

	6	Shared Voting Power 0

	7	Sole Dispositive Power 3,800,000

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,800,000 (See Items 4 and 7 below)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 2.64%

12	Type of Reporting Person (See Instructions) HC

CUSIP: 650111107	Schedule 13G	Page 5 of 13

1	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

New York Private Bank & Trust Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power 3,800,000

	6	Shared Voting Power 0

	7	Sole Dispositive Power 3,800,000

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,800,000 (See Items 4 and 7 below)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 2.64%

12	Type of Reporting Person (See Instructions) HC

CUSIP: 650111107	Schedule 13G	Page 6 of 13

1	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Paul Milstein Revocable 1998 Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power 3,800,000

	6	Shared Voting Power 0

	7	Sole Dispositive Power 3,800,000

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,800,000 (See Items 4 and 7 below)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 2.64%

12	Type of Reporting Person (See Instructions) OO

CUSIP: 650111107	Schedule 13G	Page 7 of 13

1	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Builtland Partners LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Items 4 and 7 below)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0%

12	Type of Reporting Person (See Instructions) OO

CUSIP: 650111107	Schedule 13G	Page 8 of 13

1	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

PM Partners

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power 0

	6	Shared Voting Power 0

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Items 4 and 7 below)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 0%

12	Type of Reporting Person (See Instructions) PN

CUSIP: 650111107	Schedule 13G	Page 9 of 13

Item 1(a). Name of Issuer

          The New York Times Company (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Offices

          620 Eighth Avenue
          New York, New York 10018

Item 2(a). Name of Persons Filing

          Emigrant Portfolio Management Company, LLC (“EPM”)

          Emigrant Bank (“EB”)

          Emigrant Bancorp, Inc. (“EBI”)

          New York Private Bank & Trust Corporation (“NYPB&T”)

          Paul Milstein Revocable 1998 Trust (the “Trust”)

          Builtland Partners LLC (“BP”)

          PM Partners (“PMP”, and collectively with EPM, EB, EBI, NYPB&T, the Trust and BP, the “Reporting Persons”)

Item 2(b). Address of Principal Business Office or, if none, Residence

The address of the principal place of business of each of EPM, EB, EBI, NYPB&T and the Trust is:

5 East 42nd Street
New York, New York 10017

The address of the principal place of business of each of BP and PMP is:

335 Madison Avenue Suite 1500 New York, New York 10017

Item 2(c). Citizenship

EPM is a New York limited liability company.

EB is a New York savings bank.

EBI is a Delaware corporation.

NYPB&T is a Delaware corporation.

The Trust is a trust formed under the laws of New York.

BP is a Delaware limited liability company.

PMP is a New York partnership.

CUSIP: 650111107	Schedule 13G	Page 10 of 13

Item 2(d). Title of Class of Securities

          Class A Common Stock, par value $0.10 per share (“Common Stock”)

Item 2(e). CUSIP Number

          650111107

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

          Not applicable.

Item 4. Ownership

          The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Persons is based upon 143,714,518 shares of Common Stock outstanding as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 27, 2009 that was filed by the Company on November 4, 2009.

          EPM holds of record, and accordingly has sole direct voting and dispositive power over, 3,491,400 shares of Common Stock, which represents approximately 2.43% of the Common Stock.

          EB holds of record, and accordingly has sole direct voting and dispositive power over, 308,600 shares of Common Stock, which represents approximately 0.21% of the Common Stock. Additionally, as the sole member of EPM, EB may be deemed to have sole indirect voting and dispositive power over the 3,491,400 shares of Common Stock directly owned by EPM.

          As the sole stockholder of EB, EBI may be deemed to have sole indirect voting and dispositive power over the 308,600 shares of Common Stock directly owned by EB, and the 3,491,400 shares of Common Stock indirectly beneficially owned by EB, which collectively represents approximately 2.64% of the Common Stock.

          As the sole stockholder of EBI, NYPB&T may be deemed to have sole indirect voting and dispositive power over the 3,800,000 shares of Common Stock indirectly beneficially owned by EBI, which represents approximately 2.64% of the Common Stock.

          As the owner of 100% of the voting stock of NYPB&T, the Trust may be deemed to have sole indirect voting and dispositive power over the 3,800,000 shares of Common Stock indirectly beneficially owned by NYPB&T, which represents approximately 2.64% of the Common Stock.

          BP and PMP, as the sole member of BP, no longer have any sole or shared voting or dispositive power over shares of Common Stock.

CUSIP: 650111107	Schedule 13G	Page 11 of 13

Item 5. Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of a class of securities, check the following: ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          EPM is a wholly-owned subsidiary of EB, which is a wholly-owned subsidiary of EBI, which is a wholly-owned subsidiary of NYPB&T. The Trust owns 100% of the voting stock of NYPB&T.

          EB, EBI, NYPB&T and the Trust may be deemed to be the beneficial owners of the shares of Common Stock owned by EPM and EB.

          PMP is the sole member of BP.

          Howard Milstein is a trustee of the Trust and the managing partner of PMP.

Item 8. Identification and Classification of Members of the Group

          The Reporting Persons may be deemed to be members of a group although they disclaim such membership.

Item 9. Notice of Dissolution of Group

          Not applicable.

Item 10. Certification

By signing below, each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

A.	Joint Filing Agreement, dated January 5, 2009, by and among the Reporting Persons.

CUSIP: 650111107	Schedule 13G	Page 12 of 13

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2010

EMIGRANT PORTFOLIO MANAGEMENT COMPANY, LLC

By:	EMIGRANT BANK

	By:	/s/ John Hart

	Name:	John Hart
	Title:	Vice Chairman

EMIGRANT BANK

By:	/s/ John Hart

Name:	John Hart
Title:	Vice Chairman

EMIGRANT BANCORP, INC.

By:	/s/ John Hart

Name:	John Hart
Title:	Vice Chairman

NEW YORK PRIVATE BANK & TRUST CORPORATION

By:	/s/ Howard P. Milstein

Name:	Howard P. Milstein
Title:	President and Chief Executive Officer

PAUL MILSTEIN REVOCABLE 1998 TRUST

By:	/s/ Howard P. Milstein

Name:	Howard P. Milstein
Title:	Trustee

BUILTLAND PARTNERS LLC

By:	PM PARTNERS

	By:	/s/ Howard P. Milstein

	Name:	Howard P. Milstein
	Title:	Managing Partner

PM PARTNERS

By:	/s/ Howard P. Milstein

Name:	Howard P. Milstein
Title:	Managing Partner

CUSIP: 650111107	Schedule 13G	Page 13 of 13

EXHIBIT A

JOINT FILING AGREEMENT

          The undersigned hereby agree that the Statement on Schedule 13G filed herewith with respect to the shares of Class A Common Stock of The New York Times Company (and any amendments thereto) is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

January 5, 2009

EMIGRANT PORTFOLIO MANAGEMENT COMPANY, LLC

By:	EMIGRANT BANK

	By:	/s/ John Hart

	Name:	John Hart
	Title:	Vice Chairman

EMIGRANT BANK

By:	/s/ John Hart

Name:	John Hart
Title:	Vice Chairman

EMIGRANT BANCORP, INC.

By:	/s/ John Hart

Name:	John Hart
Title:	Vice Chairman

NEW YORK PRIVATE BANK & TRUST CORPORATION

By:	/s/ Howard P. Milstein

Name:	Howard P. Milstein
Title:	President and Chief Executive Officer

PAUL MILSTEIN REVOCABLE 1998 TRUST

By:	/s/ Howard P. Milstein

Name:	Howard P. Milstein
Title:	Trustee

BUILTLAND PARTNERS LLC

By:	PM PARTNERS

	By:	/s/ Howard P. Milstein

	Name:	Howard P. Milstein
	Title:	Trustee

PM PARTNERS

By:	/s/ Howard P. Milstein

Name:	Howard P. Milstein
Title:	Managing Partner